Rectitude Holdings Ltd

35 Tampines Industrial Avenue 5
T5@Tampines
Singapore 528627

January 31, 2024

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
Washington, DC 20549
Attn: Erin Donahue

Re:	Rectitude Holdings Ltd
Registration Statement on Form F-1
Filed January 16, 2024
File No. 333-276517

Dear Ms. Donahue

This letter is in response to your letter on January 23, 2024, in which you provided comments to the Registration Statement on Form F-1 (the “Registration Statement”) of Rectitude Holdings Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 16, 2024. On the date hereof, the Company has submitted Amendment No. 1 to the Registration Statement on Form F-1 (“F-1/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Registration Statement on Form F-1 filed January 16, 2024

Dilution, page 26

1.	Please explain to us how your net tangible book value per share (i.e., $1.38 per share) was determined.

RESPONSE: We respectfully advise the Staff we have recalculated the net tangible book value per share and provided the table below setting forth the calculation for net tangible book value as of September 30, 2023. We have revised the relevant disclosure on pages 17 and 26 of the F-1/A.

Historical net tangible book value per share as of September 30, 2023		$9,759,280
Initial public offering size (2 million shares at $5 per share)		10,000,000
Less:
Underwriting discount and commissions		(800,000)
Estimated offering expenses related to offering		(1,597,989)
Adjusted net tangible book value	A	17,361,291
Ordinary Shares outstanding on an as adjusted basis as of September 30, 2023	B	14,500,000
Adjusted net tangible book value per share	C= A/B	$1.20

Historical net tangible book value per share represents our total tangible assets (total assets excluding goodwill and other intangible assets) less total liabilities, divided by the number of outstanding Ordinary Shares. After giving effect to the sale of Ordinary Shares in this offering by the Company at an initial public offering price of US$5.00 per share, after deducting US$800,000 in underwriting discounts and commissions and estimated offering expenses payable by the Company of approximately US$1,597,989 the pro forma as adjusted net tangible book value as of September 30, 2023 would have been approximately US$1.20 per share.

History and Corporate Structure, page 47

2.	We note your disclosure regarding the group reorganization on January 3, 2024. Please tell us whether any consideration was exchanged in connection with this reorganization.

RESPONSE: We respectfully advise the Staff we have revised on page 48 of the F-1/A to disclose the considerations in connection with the group reorganization completed on January 3, 2024.

Financial Statements

Notes to Consolidated Financial Statements

Note 1 - Nature of Business and Organization, page F-7

3.	Please revise to fully disclose all the transactions that changed the group holding structure as part of the Reorganization completed on January 3, 2024. In this regard, note 14 discloses that 12,499,900 shares were issued and that such issuance has been retroactively reflected, however it is not clear why an issuance of shares should be retroactively reflected rather than accounted for at the date of issuance. Your revised disclosure should fully describe the movement of the group companies between holders as part of the reorganization and the ownership of the listing entity before and after the reorganization.

RESPONSE: We respectfully advise the Staff we have revised on pages F-7 and F-32 to disclose all the transactions that changed the group holding structure as part of the Reorganization completed on January 3, 2024. We also revised note 14 on pages F-23 and F-48 to clarify the 12,500,000 shares issued and outstanding are presented on a retroactive basis for the periods presented, to reflect the Reorganization completed on January 3, 2024.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Zhang Jian
Zhang Jian
Chairman